Exhibit 99.2

MILLAR WESTERN FOREST PRODUCTS LTD.

Management’s Discussion and Analysis of
Financial Condition and Results of Operations
for the Three Months Ended March 31, 2012

The following management’s discussion and analysis (MD&A) of the financial condition and results of operations of Millar Western Forest Product Ltd. (“Millar Western” or “the Company”) is based upon and should be read in conjunction with the Company’s financial statements and the accompanying notes included elsewhere in this Form 6-K.

Headquartered in Edmonton, Alberta, Millar Western is a privately owned forest products company producing softwood (spruce, pine, fir, or SPF) lumber for sale into the North American and Asian residential and commercial construction markets, as well as softwood, hardwood and blended bleached chemi-thermo-mechanical pulp (BCTMP), which is sold internationally for use in various grades of paper and paperboard. The Company has lumber facilities operating in Whitecourt, Fox Creek and Boyle, Alberta; its pulp mill is located in Whitecourt.

The MD&A contains historical information, descriptions of circumstances and statements about future developments or anticipated financial results. These forward-looking statements are based on certain assumptions or expectations that are subject to various risks or uncertainties. The statements are intended to help readers better understand the financial performance of the Company, but readers should exercise caution in relying upon them in anticipating the future financial performance of the Company.

The Company’s financial reporting transitioned to be in accordance with International Financial Reporting Standards (“IFRS”), effective January 1, 2011. Details of the transition and reconciliation to previously released results are explained in previous financial statements. Financial statements prepared in accordance with IFRS may differ from financial statements prepared in accordance with U.S. GAAP.

EBITDA is referenced throughout this document, since the Company believes it is a useful indicator of cash generation before debt servicing and appropriate income taxation provisions for the Company and its individual segments. EBITDA is not a generally accepted measure, nor does it have a standardized meaning prescribed under IFRS. The Company defines EBITDA as operating income plus unrealized other income or expenses, depreciation and amortization. Other income or expense includes gains or losses on foreign exchange or commodity hedging, and foreign exchange impact on working capital balances, with the realized portion of such income or expense being included in EBITDA and the unrealized portion being included in the determination of operating earnings. The Company cautions against the use of EBITDA as a comparative tool, as its definition among industry participants may differ.

The information in this MD&A is as of May 1, 2012, and all dollar amounts are expressed in Canadian currency, unless otherwise indicated.

Results of Operations

The following table sets out the Company’s financial results for the three months ended March 31, 2012, and comparable quarters in 2011.

	Three months ended
	Mar. 31/12	Dec. 31/11	Mar. 31/11
	(in millions of Canadian dollars)

Statements of earnings data:
Revenue	$73.8	$71.3	$69.7
Cost of products sold	56.6	50.7	48.8
Freight and other distribution costs	12.3	12.3	12.0
Depreciation and amortization	3.3	3.0	2.8
General and administration	3.4	5.1	3.7
Profit sharing	0.0	0.1	0.2
Other (income) expenses	(0.2)	(0.3)	(2.7)
Operating (loss) earnings	$(1.6)	$0.4	$5.1
Exchange gain on long-term debt	4.1	6.6	4.8
Financing expenses - net	(5.0)	(4.0)	(3.7)
(Loss) earnings before income taxes	$(2.5)	$3.0	$6.1
Income tax (recovery) expense	(1.7)	(1.2)	1.0
Net (loss) earnings	$(0.9)	$4.2	$5.1
Other comprehensive loss, net of tax	0.0	(0.2)	0.0
Comprehensive (loss) income	$(0.9)	$4.0	$5.1

Other data:
Average exchange rate (US$/C$1.00)[1]	1.002	0.977	1.014
Period end exchange rate (US$/C$1.00)	0.998	0.983	1.031

(1)

Average exchange rates are the daily noon Bank of Canada foreign-exchange rates, averaged over the period. Period end exchange rates are the closing Bank of Canada rate on the last business day of the period. The rates are set forth as U.S. dollars per C$1.00 and are the inverse of rates quoted by the Bank of Canada for Canadian dollars per US$1.00.

General weakness in the world’s economies continued to weigh on the Company’s results in both the pulp and lumber segments, though the market outlook did adopt a more positive tone during the quarter. The pulp market appeared to reach the bottom of the recent down cycle, with price increases announced by many industry leaders. The lumber market did not experience a material surge in demand, as has been historically typical during the first quarter, but has seen some price improvement since the beginning of the year.

At $73.8 million, revenue improved against comparable periods on stronger lumber shipments, which reflected the positive impact of the Fox Creek sawmill restart, and on improved pricing in both segments, which helped offset negative currency impacts and weaker pulp shipments. At $56.6 million, cost of products sold was considerably higher than previous quarters on production increases in both segments as well as cost pressures associated with rising prices for energy, fuel and other inputs. Freight and distribution costs were little changed from comparable periods, as differences in segment shipments largely offset one another.

Depreciation and amortization cost increased, due to the completion of the Fox Creek reconstruction project and commencement of the amortization of related expenditures.

General and administration cost was consistent with the same period last year but was lower than the fourth quarter, which had included one-time year-end adjustments.

Other income, including both realized and unrealized gains and losses associated with the foreign-exchange impact on U.S.-dollar-denominated working capital balances, was largely consistent with the previous quarter but lagged the same period last year, which had included $4.4 million in unrealized gains on the Company’s lumber-hedging position.

The Company had an operating loss of $1.6 million in the quarter, comparing unfavourably with operating income of $0.4 million in the previous quarter and of $5.1 million in the same period last year.

The strengthening of the Canadian dollar, which had a negative effect on revenue for the Company’s U.S.-dollar-denominated products, had a $4.1 million positive effect on the translation of its U.S.-dollar-denominated long-term debt.

At $5.0 million for the quarter, financing expenses were higher than in the comparative periods, which had benefited from the requirement to capitalize a portion of interest charges during the Fox Creek reconstruction project.

After a $1.7 million provision for income-tax recovery, the Company posted a net loss of $0.9 million, which compared poorly to the $4.2 million in net income in the previous quarter and the $5.1 million in net income in the same period last year.

	Three months ended
	Mar. 31/12	Dec. 31/11	Mar. 31/11
	(in millions of Canadian dollars)
Adjusted EBITDA data:
Net (loss) earnings, as reported	$(0.9)	$4.2	$5.1
Add (subtract)
Income tax (recovery) expense	(1.7)	(1.2)	1.0
Exchange gain on long-term debt	(4.1)	(6.6)	(4.8)
Financing expense	5.0	4.0	3.7
Operating (loss) earnings, as reported	$(1.6)	$0.4	$5.1
Depreciation & amortization	3.3	3.0	2.8
Unrealized portion of other expense	(1.4)	5.4	(4.3)
EBITDA, as reported	$0.3	$8.8	$3.5
Negative (positive) impact of inventory valuation adjustments	(1.3)	0.0	(0.7)
Adjusted EBITDA	$(1.0)	$8.8	$2.8

The Company recorded EBITDA of $0.3 million in the quarter. Excluding the positive impact of a $1.3 million non-cash inventory valuation write-up yielded an adjusted EBITDA of negative $1.0 million, a significant drop from the $8.8 million earned in the previous quarter and the $2.8 million earned in the same period last year. Non-cash inventory valuation adjustments reflect the lower of the cost to produce and the net realizable value of both finished product and inventories. To arrive at the valuation adjustment, the Company forecasts the expected timing of sales related to both inventories, which in the case of logs may be a considerable period into the future, given the length of time logs may be held prior to conversion into saleable product. Using independent forecasts of pricing in the future periods, the net realizable value is estimated and compared to known costs. As price forecasts are highly volatile, these adjustments may be established and reversed on a regular basis. The $1.3 million adjustment made in the quarter reflected an improved pricing outlook for lumber, reversing previous inventory write-downs of both finished product and saw logs.

Lumber

	Three months ended
	Mar. 31/12	Dec. 31/11	Mar. 31/11

Production-SPF-mmfbm	113.1	90.2	88.3
Shipments -SPF-mmfbm	120.4	98.5	95.1
Benchmark price -SPF#2&Better-US$ per mfbm	$267	$239	$297

Revenue - millions	$31.1	$24.3	$26.1
Cost of products sold - millions	32.9	25.1	25.4
Inventory valuation adjustments - millions	(1.3)	(0.0)	(0.1)
Other realized (gains) losses - millions	0.0	(1.7)	0.4
EBITDA - millions	$(0.6)	$1.0	$0.4
EBITDA margin - %	-2%	4%	1%

Other unrealized (gains) losses - millions	(0.7)	1.9	(3.9)
Depreciation & amortization - millions	1.6	1.2	1.0
Operating (loss) earnings - millions	$(1.4)	$(2.1)	$3.3

Capital expenditures - millions	$2.9	$7.6	$11.8

The lumber market did not benefit, during the period, from the spring rally and price spike typically seen in the first quarter of previous years, instead seeing a steady, though modest, improvement in pricing through the quarter. North American demand, tied to the U.S. housing market, showed some signs of improvement but was anything but robust. Chinese demand, which had contributed significantly to price strength last year, returned and helped stabilize markets, providing support for the moderate price improvement seen in the quarter. Benchmark pricing, denominated in U.S. dollars, increased nearly 12% over the previous quarter, though it was down 10% compared to the same period last year, when the market had experienced a brief but significant seasonal surge. The Company’s average per-unit revenue for the quarter lagged the market rise, reflecting the negative impacts of a strengthening Canadian dollar and a quarter-to-quarter increase in the proportion of sales of lower-value grades to the Chinese market.

At $31.1 million, lumber segment revenue increased sharply over comparative periods on stronger shipments and improved pricing. Higher production and shipments in part reflected improved output at the Company’s Whitecourt and Boyle facilities but were primarily due to the start-up of the Fox Creek sawmill, which exceeded expectations by achieving an average operating rate of more than 90% of design capacity by the quarter’s end. The Fox Creek sawmill is expected to achieve full-capacity running rates during the second quarter.

The segment’s cost of products sold increased, both quarter-to-quarter and year-over-year, reflecting higher production and the impact of rising energy and fuel prices on harvesting and hauling costs. Also affecting costs were longer haul distances for a portion of the fibre supply delivered during the quarter; as part of its strategy to reduce impacts of the mountain pine beetle infestation, the Company is focusing its harvest on mature pine stands, resulting in a higher proportion of log deliveries from more distant reaches of its land base. Reflecting these cost pressures, as well as reduced efficiency related to the start-up curve at Fox Creek, per-unit costs were up 8% over the previous period and 3% over the same period last year. The Company expects per-unit costs to improve slightly in the coming quarters, as the new sawmill continues to optimize its operations.

After accounting for a $1.3 million non-cash inventory valuation adjustment related to the segment’s finished product and log inventories, the lumber segment recorded negative EBITDA of $0.6 million, comparing unfavourably to previous periods.

Other unrealized gains, associated with the positive impact of a drop in the value of the Canadian dollar on U.S.-dollar- denominated receivables, largely offset the EBITDA loss. The operating loss of $1.4 million recorded in the quarter reflected an increase in depreciation and amortization associated with the completion of the Fox Creek reconstruction project. The segment’s operating loss was comparable to the $2.1 million loss in the previous quarter but a decline from the $3.3 million in operating income recorded in the same period last year, which had benefited significantly from unrealized gains on a lumber hedging position.

Capital expenditures of $2.9 million in the quarter included $2.0 million associated with the completion of the planer upgrade at the Fox Creek operation, with the balance reflecting mobile equipment replacements at the segment’s other facilities. Significantly higher capital expenditures in comparable periods were related to the Fox Creek sawmill rebuild, which was completed at the end of 2011. The Company expects capital expenditures for the balance of the year to be restricted to maintenance of business projects and not to exceed $2.0 million.

Pulp

	Three months ended
	Mar. 31/12	Dec. 31/11	Mar. 31/11

Production-thousands of tonnes	82.7	83.6	78.8
Shipments -thousands of tonnes	76.9	82.3	74.7
Benchmark price -NBSK, US$ per tonne	$870	$920	$970
Benchmark price -BEK, US$ per tonne	$723	$650	$850

Revenue - millions	$42.7	$46.9	$43.5
Cost of products sold - millions	37.3	37.9	36.1
Inventory valuation adjustments - millions	(0.0)	0.0	(0.6)
Other realized (gains) losses - millions	1.1	(4.0)	1.2
EBITDA - millions	$4.2	$13.0	$6.9
EBITDA margin - %	10%	28%	16%

Other unrealized (gains) losses - millions	(0.7)	3.5	(0.3)
Depreciation & amortization - millions	1.7	1.8	1.8
Operating earnings - millions	$3.2	$7.7	$5.4

Capital expenditures - millions	$0.4	$0.5	$0.4

Having declined through much of the second half of last year, global pulp markets appeared to find the bottom of the cycle and, in the case of the hardwood kraft sector, to begin the expected recovery. Hardwood kraft pricing, though down significantly from the same period last year, rebounded strongly quarter-to-quarter. BCTMP pricing generally follows the trend of the pulp market but, as a specialty product, experiences neither the extreme highs nor extreme lows of the benchmark hardwood kraft grades, and this tendency has been evident in the past several quarters. Where BEK fell 18% from the third to the fourth quarter last year then rose 11% in the first quarter, the Company’s sales realizations over the same timeframe remained essentially flat, changing by little more than the impact of exchange rates on U.S.-dollar pricing. Given the benchmark grade price increases announced late in the quarter, the Company expects to see modest improvements in sales realizations through the coming quarters.

Revenue for the pulp segment decreased on lower shipments, which fell over 6% from the peak set in the fourth quarter last year. The pulp mill continued to run exceptionally well through the quarter, with production nearly matching the record-setting levels seen in the previous quarter. Shipments are being ramped up in response to the strong production levels, and the Company expects in the coming quarters to reduce inventories to more normalized levels.

Cost of products sold was consistent with the previous quarter but up from the same period last year, as higher per-unit costs, reflecting rising fuel and other input prices, offset the positive impact of increased production. The Company expects per-unit costs to remain at roughly current levels for the balance of the year.

After accounting for other realized losses associated with the Canadian dollar’s rise through the quarter and the resulting negative foreign-exchange impact on U.S.-dollar-denominated working-capital balances, the pulp segment recorded EBITDA of $4.2 million for the quarter. This compared unfavourably to $13.0 million in the previous quarter and $6.9 million in the same period last year.

Despite benefitting from $0.7 million in other unrealized gains associated with the positive impact on U.S.-dollar-denominated receivables and foreign exchange contracts of a quarter-end drop in the value of the Canadian dollar, operating income of $3.2 million was down compared to previous periods.

There were no major capital expenditures in the pulp segment during the quarter.

Corporate and Other

	Three months ended
	Mar. 31/12	Dec. 31/11	Mar. 31/11
	(in millions of Canadian dollars)

Revenue	$0.1	$0.1	$0.1
General & administration	3.4	5.2	3.8
Other realized (gains) losses	0.0	0.1	0.0
EBITDA - millions	$(3.3)	$(5.1)	$(3.7)
Depreciation & amortization	0.1	0.1	0.0
Operating loss - millions	$(3.4)	$(5.2)	$(3.7)

Capital expenditures	$0.0	$0.5	$0.0

The Company’s corporate and other segment recorded a $3.4 million operating loss, similar to the $3.7 million loss in the same period last year, which had included a $0.4 million provision for profit sharing, but much improved over the $5.2 million loss in the fourth quarter of 2011, which had included both a profit-sharing provision and a year-end adjustment to the pension obligation.

Income Taxes

Operating results for the quarter were subject to income tax at a statutory rate of 25%. The effective tax rate for the period varied significantly from the statutory rate, primarily as a result of the non-taxable portion of unrealized exchange gain on debt.

Liquidity and Capital Resources

	Three months ended
	Mar. 31/12	Dec. 31/11	Mar. 31/11
	(in millions of Canadian dollars)
Selected cash flow items
Operating activities:
Cash provided (used) before change in working capital	$0.7	$(2.4)	$4.0
Change in non-cash working capital	(12.3)	0.3	(12.5)
	(11.6)	(2.1)	(8.5)
Investing activities:
Additions to property plant and equipment	(3.2)	(8.7)	(12.2)
Changes in working capital for investing activities	0.9	(0.4)	3.5
Insurance proceeds	0.0	7.6	0.0
Other	0.1	0.5	0.1
	(2.2)	(1.0)	(8.6)
Financing activities:
Repayment of borrowings	(0.3)	(0.2)	(0.3)
Finance expenses paid	(9.7)	(0.4)	(0.8)
Dividend	(0.8)	0.0	0.0
	(10.8)	(0.6)	(1.1)

Decrease in cash	$(24.5)	$(3.7)	$(18.2)

Opening Cash	$31.6	$35.3	$45.1
Closing Cash	$7.1	$31.6	$26.8

Operations provided $0.7 million in cash for the quarter, a significant improvement over the $2.4 million used in the fourth quarter but significantly reduced from the $4.0 million provided in the first quarter of 2011.

Changes in working capital drew $12.3 million, similar to the $12.5 million draw in the same period last year. This was less than would normally have been expected, given the start-up of the Fox Creek sawmill and associated working-capital build. Due to weather-related delays in harvesting and hauling activities, the seasonal log inventory build fell approximately $5 million short of the expected $30 million draw for the quarter. The remaining logs will be delivered to the facilities over the coming quarters, with no impact to the operations. Finished product inventories grew in both segments due to a lag in pulp shipments and to the start-up of the Fox Creek sawmill. A modest decrease in accounts payable was more than offset by increased collections against accounts receivable; the Company expects to see the accounts payable and receivable balances maintained at roughly current levels through the remainder of the year.

Capital expenditures for the quarter totalled $3.2 million, $2.0 million of which was associated with the completion of the Fox Creek planer upgrade. The $1.2 million balance met the Company’s expectations for the period and is indicative of projected quarterly expenditures for the rest of this year. This is consistent with the Company’s guidance of $5-$7 million in maintenance-of-business and high-return capital projects for 2012.

Financing activities included the payment of U.S.-dollar-denominated interest on long-term debt due April 1, 2012, but transferred before the quarter end to ensure payment on the due date. The $9.7 million in financing expenditures reflects interest on both the US$210 million senior notes and the power purchase rights loans. Also included in the period’s financing expenditures was the payment of the previously declared dividend.

The Company ended the quarter with $7.1 million in cash, down from the $31.6 million opening cash balance, with $50.0 million available under the Company’s revolving-credit facility, $3.6 million of which was committed to standby letters of credit.

Subsequent to the period, the Company and its lender agreed to extend the term of its revolving-credit facility to July 2015, with no changes to any of the terms or conditions of the previous agreement.

Based on its current level of operations, the Company believes that the existing cash balance and availability under its revolving credit facility will provide sufficient liquidity to meet operational cash draws, scheduled interest payments, long-term debt repayment, capital expenditures and working capital needs over the next 12 months. However, the Company’s future operating performance may be adversely affected by prevailing economic conditions and by currency, market and other factors, many of which are beyond the Company’s control.